January 22, 2021

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara Ransom

Scott Anderegg

Re:	Sendas Distribuidora S.A.

Draft Registration Statement on Form 20-F submitted on December 21, 2020

CIK No. 0001834048

Ladies and Gentlemen:

Sendas Distribuidora S.A. (the “Company”) is submitting this letter in response to the comment letter dated January 15, 2021 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form 20-F, confidentially submitted to the Commission on December 21, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this response letter, the Company is filing publicly, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), a revised registration statement on Form 20-F (the “Amendment”) in relation to the Draft Registration Statement. The Amendment includes revised disclosure in response to the Staff’s comments, as noted herein, and also includes other changes to reflect updates and developments in the Company’s business.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the copy of the Amendment. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment.

Market and Industry Data, page v

1.	We note your disclosure that although "we believe that these sources are reliable, we have not performed any independent verification with respect to such statistical data and information and, therefore, we cannot guarantee its accuracy or completeness." Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

In response to the Staff’s comment, the Company has removed the noted disclosure accordingly. Please see page v of the Amendment.

Overview, page 1

2.	We note your organization charts on pages 2 and 3. We also note your disclosures in the charts showing GPA as the parent of Sendas and your statement "CBD (commonly known as Grupo Pão de Açúcar, or GPA)…" However, throughout your filing you use the abbreviation CBD to indicate the parent of Sendas. Please tell us why you determined to use the abbreviation GPA only in the organization charts or for clarity and consistency please use CBD in your charts. This comment also applies to your reference to Assai.

In response to the Staff’s comment, the Company has revised its corporate organizational charts to replace the abbreviations “GPA” and “Assaí” with “CBD” and “Sendas,” respectively. Please see pages 2, 3 and 42 of the Amendment.

Questions and Answers about the Spin-Off

Q: What do I have to do to participate in the Spin-Off?, page 4

3.	We note your disclosure in which you disclose to holders that they "may be required to pay an issuance fee of US$0.03 per Sendas ADS issued to the Sendas Depositary in order to receive the Sendas ADSs." Please advise of your consideration of including a risk factor concerning the possibility that a holder may have to pay an issuance fee.

In response to the Staff’s comment, the Company has revised its disclosure to explain that shareholders who hold CBD ADSs through DTC will be required to pay an issuance fee of US$0.03 for each Sendas ADS issued to the Sendas Depositary in the spin-off. Please see page 4 of the Amendment. In addition, the existing disclosure on pages 43-44 of the Amendment under the caption “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—When and How You Will Receive Sendas Common Shares and Sendas ADSs” explains in further detail the fee collection process for holders of CBD ADSs through DTC.

In addition to holders who hold CBD ADSs through DTC, there are currently 17 registered holders of CBD ADSs who hold positions outside DTC (“Registered Holders”). In the aggregate, these holders hold approximately 500 ADSs out of approximately 40 million total ADSs outstanding. The Sendas Depositary has informed the Company that it no longer collects fees from Registered Holders on share distributions because it is a difficult and unduly burdensome process.

Considering that the amount of fees to be paid by holders who hold CBD ADS through DTC is measurable and quantifiable, we respectfully inform the Staff that the Company does not believe that related risk factor disclosure is warranted.

Risks Relating to the Spin-Off

The transitional services CBD has agreed to provide us may not be sufficient for our needs..., page 21

4.	Please enhance this risk factor to describe the nature of the performance and payment obligations that CBD will be expected to satisfy for your benefit.

In response to the Staff’s comment, the Company has revised its disclosure to discuss the nature of the performance and payment obligations that CBD will be expected to satisfy for the Company’s benefit. Please see page 21 of the Amendment.

Risks Relating to our Industry and Us

Our business depend on strong brands..., page 24

5.	Enhance this risk factor to quantify the significance of your proprietary brand to your business, rather than state this risk as your belief.

In response to the Staff’s comment, the Company has revised its disclosure to provide support regarding the significance of its brands to the business. Please see page 24 of the Amendment.

The global outbreak of the novel coronavirus disease (COVID-19) could disrupt our operations..., page 24

6.	Substantially revise this risk factor to explain how your business operations were affected by the restrictive measures imposed by the Brazilian government and state governments of Brazil and the emergency aid. Explain when you experienced the temporary increase in sales as a result of the emergency aid, so that it is clear when you might experience a decline in sales relative to that period. Explain when restaurants, bars, schools and daycare centers were closed and state whether such closures continue.

In response to the Staff’s comment, the Company has revised and enhanced its disclosures regarding the impacts of COVID-19 on its business and operations in this risk factor and under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Current Conditions and Trends in our Industry.” Please see pages 24 and 62 of the Amendment.

Some categories of products that we sell are principally acquired from a few suppliers..., page 29

7.	Revise to describe the categories of products you acquire from a few suppliers and provide quantified information, such as the amount of revenues you generate, in order to put this risk in context.

In response to the Staff’s comment, the Company has revised its disclosure to describe the categories of products it acquires from a few suppliers and provide the amount of revenue it generated from these suppliers. Please see page 29 of the Amendment.

Risks Relating to the Sendas Common Shares and the Sendas ADSs, page 34

8.	Please add a risk factor that addresses the risks associated with the provisions of your deposit agreement that pertain to the requirement that ADR holders bring suit exclusively in state or federal court in New York and that waive the right to jury trial, as you discuss on page 145.

In response to the Staff’s comment, the Company has added a new risk factor addressing the noted provisions of the deposit agreement. Please see page 37 of the Amendment.

Holders of Sendas common shares and Sendas ADSs may face difficulties in serving process on or enforcing judgments against us ..., page 38

9.	Please expand your risk factor disclosure to advise investors of their ability to bring an original action in a Brazilian court to enforce liabilities based upon the U.S. federal securities laws against you or your directors and officers. Please add a risk factor in this section to state, if true, that holders of Sendas Common Shares would have to submit to mandatory arbitration to resolve any dispute with the Company, your directors or officers.

In response to the Staff’s comment, the Company has added the requested disclosures. Please see page 38 of the Amendment.

The Spin-Off, page 41

10.	We note your indication that "substantially all" of the issued and outstanding Sendas common shares will be distributed to holders of CBD common shares. Confirm that the reference to "substantially all" is solely to allow CBD to retain 0.06% of your common shares and explain why CBD has determined to retain such interest.

The Company confirms that “substantially all” of the issued and outstanding Sendas common shares will be distributed to holders of CBD common shares because CBD will retain a de minimis number of Sendas common shares equivalent to the number of CBD common shares that CBD will hold in treasury immediately prior to the Spin-Off. In connection with the Spin-Off, all of the issued and outstanding CBD common shares, including shares held in treasury, will entitle its holders to receive Sendas common shares. This includes the CBD common shares held in treasury, which will entitle CBD to receive Sendas common shares in Brazil.

Operating and Financial Review and Prospects

Results of Operations for Nine-Month Periods Ended September 30, 2020 and 2019, page 67

11.	We note that for the period ending September 30, 2020 compared to September 30, 2019 how your net operating revenue doubled from $R 20,088 to $R 40,983 in millions, yet your net income increased by a lesser amount from $R 774 to $R 830 in millions. Discuss any known trends that may be impacting these results with a view to understanding how and whether such trends may impact your profitability in the future. In this regard, your selling expenses and general and administrative expenses increased relative to prior periods, however, it is not clear why. If this was due to expenses associated with the COVID-19 pandemic, please revise this section to provide more robust updated disclosure about the material effects on your business as a result of the COVID-19 pandemic. Please refer to CF Disclosure Guidance: Topic No. 9.

As discussed under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for Nine-Month Periods Ended September 30, 2020 and 2019,” the Company’s consolidated net operating revenue increased by 104.0%, or R$20,895 million, to R$40,983 million during the nine-month period ended September 30, 2020 from R$20,088 million during the corresponding period in 2019 largely because of the Éxito Acquisition, which was completed in November 2019. Similarly, the Company’s consolidated selling expenses and general administrative expenses increased during the nine-month period ended September 30, 2020 relative to the corresponding period in 2019 largely as a result of the Éxito Acquisition. Since the Éxito Acquisition was completed in November 2019, the Company has not provided a comparative analysis of the results of operations of the Éxito Group for the nine-month periods ended September 30, 2020 and 2019, respectively.

As a result of the Corporate Reorganization, which occurred on December 31, 2020, the Company will no longer consolidate the results of the Éxito Group in its financial results. Consequently, any trends applicable to the Éxito Group will not be relevant to an investor of Sendas going forward. Accordingly, the Company believes that a comparative discussion of the Éxito Group’s historical results is not significant for an investor of Sendas. Instead, under the caption “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for Nine-Month Periods Ended September 30, 2020 and 2019—Results of Cash and Carry Segment for Nine-Month Periods Ended September 30, 2020 and 2019.” the Company has provided a comparative analysis of the results of its cash and carry segment, which is the Company’s only surviving segment following the Corporate Reorganization.

For clarity, the Company has revised its disclosure on page 67 of the Amendment to explain that as a result of the Corporate Reorganization, the results of the Éxito Group will cease to be included in the Company’s consolidated results of operations beginning on January 1, 2021.

Indebtedness, page 78

12.	Your discussion of your indebtedness appears to be presented on a consolidated basis. Here or where you discuss Agreements Related to the Spin-Off, please revise to clarify the nature and amount of debt for which you will be the obligor following the spin-off.

In response to the Staff’s comment, the Company has revised its disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness” to explain that as a result of the Corporate Reorganization, the Company is no longer an obligor in connection with any debt incurred by the Éxito Group. With respect to all of its other material indebtedness, the Company will remain an obligor immediately following the Spin-Off. Please see revised disclosure on page 78 of the Amendment.

In addition, the Company respectfully informs the Staff that it has also included a supplemental contractual obligations table under the caption “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations,” which summarizes the Company’s significant contractual obligations and commitments, including its indebtedness, as of September 30, 2020, as adjusted to give pro forma effect to the Corporate Reorganization and the Separation. In response to the Staff’s comment, the Company has revised its disclosure to include at the beginning of its discussion on indebtedness a cross-reference to its supplemental pro forma contractual obligations table. Please see page 78 of the Amendment.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact Era Anagnosti of White & Case LLP at (202) 637 6274.

Very truly yours,

/s/ Daniela Sabbag Papa
Daniela Sabbag Papa
Chief Financial Officer
Sendas Distribuidora S.A.

/s/ Wlamir dos Anjos
Wlamir dos Anjos
Chief Commercial Officer
Sendas Distribuidora S.A.

cc:	Belmiro de Figueiredo Gomes, Chief Executive Officer
Sendas Distribuidora S.A.

Era Anagnosti, Esq.
White & Case LLP